UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            InkSure Technologies Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                     45727E
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                                 (CUSIP Number)

                                December 31, 2009
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[_] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45727E                      13G                      PAGE 2 OF 5 PAGES

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1    NAMES OF REPORTING PERSONS

     Yaron Meerfeld
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [_]
     (b)  [_]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
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                   5    SOLE VOTING POWER
                        848,094(1)
  NUMBER OF        -------------------------------------------------------------
   SHARES          6    SHARED VOTING POWER
BENEFICIALLY            0
  OWNED BY         -------------------------------------------------------------
    EACH           7    SOLE DISPOSITIVE POWER
  REPORTING             848,094(1)
   PERSON          -------------------------------------------------------------
    WITH:          8    SHARED DISPOSITIVE POWER
                        0
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     848,094(1)
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)            [_]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.04%
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12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
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     (1)  Includes (i) 485,594 shares of Common Stock held by the Reporting
          Person and (ii) 362,500 shares of Common Stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2009.


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


ITEM 1(A). NAME OF ISSUER

InkSure Technologies Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

P.O. BOX 7006, Audubon, Pennsylvania, 19407 U.S.A.

ITEM 2(A). NAMES OF PERSONS FILING:

Yaron Meerfeld

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

C/O InkSure Technologies, Inc., P.O. BOX 7006, Audubon, Pennsylvania, 19407
U.S.A.

ITEM 2(C). CITIZENSHIP:

Israel

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value per share.

ITEM 2(E). CUSIP NUMBER:

45727E

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

     (a) [_] Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

     (b)  [_] Bank as defined in Section 3(a)(6) of the Act.

     (c)  [_] Insurance Company as defined in Section 3(a)(19) of the Act.

     (d) [_] Investment Company registered under Section 8 of the Investment Company Act of 1940.

     (e)  [_] Investment Adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

     (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

     (g) [_] A Parent Holding Company, in accordance with ss.240.13d-1(b)(1)(ii)(G).

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

     (j)  [_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


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ITEM 4. OWNERSHIP.

     (a)  Amount Beneficially Owned: 848,094

     (b)  Percent of Class: 5.04%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote: 848,094

          (ii) shared power to vote or to direct the vote: 0

          (iii) sole power to dispose or to direct the disposition of: 848,094

          (iv) shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

     (a)  Not applicable.

     (b)  Not applicable.

     (c)  Not applicable.


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


                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010

/s/ Yaron Meerfeld
------------------
Yaron Meerfeld

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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